
SCHEDULE 13G

<u>EXHIBIT B</u>

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)


The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Domino's Pizza, Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: February 17, 2026

/s/ Warren E. Buffett

Warren E. Buffett

Berkshire Hathaway Inc.

Dated: February 17, 2026

/s/ Warren E. Buffett

By: Warren E. Buffett

Title: Chairman of the Board

National Indemnity Company

Dated: February 17, 2026

/s/ Dale D. Geistkemper

By: Dale D. Geistkemper

Title: Treasurer

GEICO Corporation

Dated: February 17, 2026

/s/ Nancy L. Pierce

By: Nancy L. Pierce

Title: President

Government Employees Insurance Company

Dated: February 17, 2026

/s/ Nancy L. Pierce

By: Nancy L. Pierce

Title: President